Exhibit (a)(5)(B)
Iconix Brand Group, Inc.,
1450 Broadway, 3rd Floor, New York, New York 10018
Robert C. Galvin
Chief Executive Officer and President
July 2, 2021
Dear Iconix Stockholders:
As you may be aware, Iconix Brand Group, Inc. (the “Company”) has entered into an Agreement and Plan of Merger, dated as of June 11, 2021 (the “Merger Agreement”), with Iconix Acquisition LLC, a Delaware limited liability company (“Parent”), and Iconix Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), which provides for the acquisition of the Company by Parent.
Under the terms of the Merger Agreement, Purchaser has commenced a cash tender offer to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Company Common Stock”), at a price per share of $3.15 net to the holder of such share, in cash, without interest and subject to any applicable tax withholding (such offer, as it may be amended from time to time in accordance with the Merger Agreement, the “Offer”, and such amount of consideration or any greater amount per share that may be paid pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase and related materials enclosed with this letter.
Unless subsequently extended, the Offer is currently scheduled to expire at one minute after 11:59 p.m., Eastern Time, on July 30, 2021 (the “Expiration Time”). Upon the successful completion of the Offer, the shares of Company Common Stock validly tendered prior to the Expiration Time and not withdrawn will be purchased by Purchaser. Thereafter, Purchaser will merge with and into the Company (the “Merger”), and all of the shares of Company Common Stock not purchased in the Offer (other than Shares held in the Company’s treasury or owned by any subsidiary of the Company, Parent, the Purchaser or any other wholly-owned subsidiary of Parent, in each case, as of immediately prior to the commencement of the Offer) will be cancelled and converted into the right to receive an amount equal to the Offer Price, without interest and subject to any applicable tax withholding.
As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, after careful consideration, the Company’s Board of Directors (the “Company Board”) has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders. Accordingly, the Company Board recommends that the Company’s stockholders accept the Offer and tender their Company Common Stock in the Offer.
We greatly appreciate and thank you for the continued support and encouragement you have shown the Company.
Sincerely,

Robert C. Galvin
Chief Executive Officer and President